UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number 001-35884

KABUSHIKI KAISHA FRONTEO

(Exact name of registrant as specified in its charter)

FRONTEO, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Konan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FRONTEO, INC.

FORM 6-K

FRONTEO, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	English translation of a Japanese-language notice, dated July 2, 2018, regarding Announcement Concerning Material Weakness in Internal Control Related to Financial Reporting
Exhibit 99.2

English translation of a Japanese-language notice, dated June 29, 2018, regarding the Announcement of Receipt of the Audit Reports and Revision of Financial Data Revisions to the “Summary of Consolidated Financial Results for the Year Ended March 31, 2018 [Japanese GAAP]”

Exhibit 99.3	Convocation Notice of the Adjourned Meeting of the 15th General Meeting of Shareholders

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEO, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: July 2, 2018